SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For registration of certain classes of securities
pursuant to Section 12(b) or 12(g) of theSecurities Exchange Act of 1934

NAVIOS MARITIME HOLDINGS INC.

(Exact name of the Registrant as specified in its charter)

Republic of Marshall Islands (State of incorporation or organization)	98-0384348 (I.R.S. Employer Identification No.)

85 Akti Miaouli Street
Piraeus, Greece 185 38

(Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this Form relates (if applicable):

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.0001 per share	The New York Stock Exchange LLC
Common Stock Purchase Warrants	The New York Stock Exchange LLC

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.    Description of The Registrant’s Securities to be Registered

This Form 8-A is being filed to reflect the voluntary delisting from the Nasdaq Global Market to commence trading on the New York Stock Exchange on February 22, 2007. The securities to be registered are the common stock and warrants of Navios Maritime Holdings Inc. (the ‘‘Company’’). The description of the common stock and warrants is set forth below.

Common Stock.    Each outstanding share of common stock, par value $0.001 per share, entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of stock do not have conversion, redemption or preemptive rights to subscribe to any or our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Warrants.    Each warrant entitles the registered holder to purchase one share of Company common stock at a price of $5.00 per share, subject to adjustment, at any time.

The warrants will expire on December 9, 2008, at 5:00 p.m., New York City time. The Company may call the warrants for redemption, in whole and not in part, at a price of $.01 per warrant upon not less than 30 days’ prior written notice of redemption to each warrant holder, if, and only if, the last reported sale price of the common stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders and the weekly trading volume of the Company’s common stock has been at least 800,000 shares for each of the two calendar weeks prior to the notice of redemption.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation or the Company may undertake a transaction as described above concerning a reduction in the exercise price. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Item 2.    Exhibits

The following exhibits are filed herewith or are incorporated by reference as indicated below.

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation, as amended from time to time.*
3.2	Articles of Amendment of Articles of Incorporation**
3.3	By-laws.*
4.1	Specimen Common Stock Certificate.*
4.2	Specimen Warrant Certificate.*
4.3	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company.***

*	Incorporated by reference to the exhibits filed with the Registration Statement on Form S-1, SEC File No. 333-129382.

**	Incorporated by reference to Exhibit 99.1 of the Report on Form 6-K Filed on January 17, 2007.

***	Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-1 of the Company’s predecessor International Shipping Enterprises, Inc. (File No. 333-119719).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Navios Maritime Holdings Inc.
By: /s/ Angeliki Fangou Angeliki Frangou Chief Executive Officer
Date: February 14, 2007